Amen Properties
                                  NASDAQ: AMEN



                                                 December 12, 2007


United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 4561
Washington, D. C.  20549
Attn: Jorge Bonilla and Yolanda Crittendon

Re: Amen Properties, Inc., File No. 000-22847


Dear Mr. Bonilla and Ms. Crittendon,

Thank you for your letter dated December 7, 2007. As Ms. Crittendon and I discussed on the telephone, we will provide a response to your comments and questions by January 15, 2008.


                                                 Sincerely,



                                                 Kris Oliver
                                                 CFO and Secretary












                              Amen Properties, Inc.
     P. O. Box 835451 o Richardson, Texas 75083 o Telephone: (972) 999-0494
                             www.amenproperties.com